Exhibit 12

SPRINGLEAF FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands) Three Months Ended March 31,	2012	2011

Earnings:
Loss before benefit from income taxes	$(72,223)	$(83,639)
Interest expense	282,748	337,687
Implicit interest in rents	4,688	3,435
Total earnings	$215,213	$257,483

Fixed charges:
Interest expense	$282,748	$337,687
Implicit interest in rents	4,688	3,435
Total fixed charges	$287,436	$341,122

Ratio of earnings to fixed charges*	0.75	0.75

*           Earnings were inadequate to cover total fixed charges by $72.2 million for the three months ended March 31, 2012 and $83.6 million for the three months ended March 31, 2011.